March 31, 2015

BY EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated March 10, 2015 to Mizuho Financial Group, Inc.

Dear Mr. Vaughn:

Mizuho Financial Group, Inc. (the “Company”) is submitting this letter in connection with the Staff’s review of and comments to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2014 filed on July 25, 2014, and the Company’s responses to the Staff’s comments, dated March 10, 2015 which were submitted on March 31, 2015 on behalf of the Company by its legal counsel, Simpson Thacher & Bartlett LLP, as well as any subsequent comments the Staff may have to such reports and any response of the Company thereto.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mr. Takahiro Saito of Simpson Thacher & Bartlett LLP at +81-3-5562-6214 (fax: +81-3-5562-6202; email: tsaito@stblaw.com) with any questions.

Very truly yours,

/s/ Junichi Shinbo

Junichi Shinbo

Managing Executive Officer / CFO

cc:	Simpson Thacher & Bartlett LLP

Mr. Takahiro Saito